

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2012

<u>Via E-mail</u>
Thomas Singer
Chief Financial Officer
InterContinental Hotels Group PLC
Broadwater Park
Denham, Buckinghamshire UB9 5HR
United Kindgom

> **Re: InterContinental Hotels Group PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 1-10409**

Dear Mr. Singer:

        We refer you to our comment letter dated November 6, 2012, regarding business contacts with Iran and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Michael McTiernan
        Assistant Director
        Division of Corporation Finance